UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-42534

Heidmar Maritime Holdings Corp.
(Translation of registrant’s name into English)

Akti Miaouli 89
Piraeus, Greece, 18538
+30 216-002-4900
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release issued by Heidmar Maritime Holdings Corp. (the “Company”) on March 16, 2026, announcing the resignation of a member of the Company’s board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Heidmar Maritime Holdings Corp.

Date: March 16, 2025	By:	/s/ Pankaj Khanna
Pankaj Khanna
Chief Executive Officer and Director